EXHIBIT 4.2
ADDENDUM TO DECLARATION OF TRUST
As per Board of Trustees’ motion as of July 25, 2007, the Declaration of Trust is amended as follows:
Page 1 — “The number of Trustees may be increased or decreased by a majority of the Trustees, but shall be no fewer than seven (7) or more than twelve (12) at any time.
A copy of the minutes of the Board of Trustees’ meeting on July 25, 2007 is hereby attached.